

January 3, 2014

Via E-mail
Mr. David Trick
Chief Financial Officer and Treasurer
Ambac Financial Group, Inc.
One State Street Plaza
New York, NY 10004

      Re: Ambac Financial Group, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed March 22, 2013
              File No. 001-10777

Dear Mr. Trick:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Andrew Mew

                      Andrew Mew
                      Accounting Branch Chief